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Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratios)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Income before provision for income taxes	$(21,345)	$(1,257)	$82	$31,803	$23,270
Add (deduct):
Equity in net earnings of unconsolidated businesses	(8,166)	(8,569)	(10,466)	(3,974)	(1,574)
Fixed charges	36,374	31,373	30,843	15,662	14,911
Distributed income of unconsolidated businesses	9,297	11,294	11,590	4,427	2,826

Total earnings before income taxes and fixed charges	$16,160	$32,841	$32,049	$47,918	$39,433

Fixed charges:
Interest on borrowings	$30,297	$26,885	$25,759	$11,063	$10,540
Interest component of rent expense(1)	6,077	4,488	5,084	4,599	4,371

Total fixed charges	$36,374	$31,373	$30,843	$15,662	$14,911

Ratio of earnings to fixed charges	0.4x (2)	1.0x	1.0x	3.1x	2.6x

(1)
Amount represents those portions of rent expense that are reasonable approximations of interest costs.

(2)
Additional pre-tax income of $20,214 is required to achieve a ratio of 1:1 in 2013.

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  Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (In thousands, except ratios)